EXHIBIT 19.1
POLICY ON TRANSACTIONS IN COMPANY SECURITIES
This Policy on Transactions in Company Securities (“Policy”) is designed to prevent insider trading1 and tipping2 to help protect you and KB Home (together with its subsidiaries, “Company”) from liability for such activities. Director, officer and employee (collectively, “Covered Persons”) transactions in Company securities and the Company’s issuance and repurchase of its securities are subject to this Policy as described herein.
I.    Scope of Policy.
A.    Relation to Applicable Law. To fulfill its above-stated purpose, this Policy includes standards and guidelines broader or stricter, in whole or in part and depending on the context, than what is necessary for the Company or Covered Persons to comply with applicable laws on insider trading and tipping. If the Company or any Covered Person violates such a broader or stricter Policy standard or guideline, this Policy is not intended to create, and should not in any way be construed or deemed as creating, any legal duty or liability for the Company or the Covered Person.
B.    Persons Covered. This Policy applies to the Company and all Covered Persons, which includes individuals who reside in a Covered Person’s household. It also applies to corporations, limited liability companies, partnerships, trusts and similar entities controlled by a Covered Person or for which a Covered Person directs its trading activities.
C.    Companies Covered. This Policy applies to transactions in any Company security.3
D.    Transactions Covered. Transactions subject to this Policy (collectively, “Covered Transactions”) include the following:
1.Purchases and Sales. Open market purchases and sales; provided compensatory stock-based award vesting and a Covered Person’s election to return shares to the Company to meet tax withholding obligations upon such vesting are not Covered Transactions.
2.Gifts. Gifts of Company securities, regardless of recipient or purpose.
3.Company Stock Options. Stock option exercises involving the sale (or other disposition) of underlying Company securities, including cash exercises; provided stock option exercises for cash resulting in holding all underlying shares is not a Covered Transaction.
1    Insider trading involves engaging in transactions in the securities of a publicly traded company while aware of material, non-public information about the company.
2    Tipping involves disclosing material non-public information to others who may trade on the information.
3     Company securities include its common stock, vested restricted stock, preferred stock, stock options, warrants, derivative securities and public debt securities (e.g., debentures, bonds, and notes, including convertible instruments).

4. 401(k) Plan Transactions. Elections, subject to applicable limits, to adjust the percentage of periodic contributions allocated to, transfer funds into or from investments in, or borrow or pre-pay loans against or involving Company common stock under a Company 401(k) plan; provided regular common stock purchases via payroll deduction elections and Company matching contributions thereon are not Covered Transactions.
E.    Continuing Requirements. Except as described in Sections III.A, III.B and IV.A.2 below, this Policy will cease to apply to a Covered Person when they terminate service with the Company.
II.    Definition of Material, Non-Public Information.
A.    Material Information. Information is material if it is likely that a reasonable investor would consider it important in making an investment decision. Any information reasonably expected to affect the price of Company securities, positively or negatively, is material. There is no bright-line standard for assessing materiality; rather, materiality is based on assessing all relevant facts and circumstances. Illustrative examples of information often, but not always, considered material, depending on the specific facts and circumstances, include:

• Annual and quarterly financial results.	• Projections or other guidance of future results, and changes to previously announced guidance.
• A pending or proposed merger, tender offer or significant joint venture, or Company restructuring.	• A dividend increase or decrease or other change in dividend policy, including a stock split.
• A cybersecurity incident affecting the Company.	• A pending or proposed acquisition or disposition of significant assets.
• Significant related party transactions.	• Unusually large borrowings, liquidity issues, equity offerings or certain debt offerings.
• A change in key executive officers.	• Significant litigation or governmental investigation.

B.    Non-Public Information. Non-public information is information not generally known or available to the public. Information is considered “public” when it has been widely disseminated to investors (e.g., through a press release, newswire service, or Securities and Exchange Commission (“SEC”) filing4), and the public has had time to absorb the information. In general, information should not be considered “public” until one complete New York Stock Exchange (“NYSE”) trading session (including any holiday-shortened session as the NYSE may set) has occurred after the information is publicly released.
C.    Personal Responsibility. Covered Persons must maintain the confidentiality of, and not engage in transactions in Company securities while aware of, material non-public information about the Company. Each Covered Person is responsible for ensuring their and any related Covered Person’s (e.g., household member, controlled entity) compliance
4     Information posted only on the Company’s external website and/or through social media channels may also be considered “public” if the Company’s principal legal officer or Corporate Secretary makes such a determination in accordance with SEC rules and guidance, but first check with them before assuming something posted is “public.”

with this Policy. Each Covered Person is responsible for determining if they are aware of material, non-public information.

III.    Policy Standards and Procedures.
A.    No Trading on Material Non-Public Information. The Company and any Covered Person, when aware of material, non-public information about the Company, may not: (1) engage in a Covered Transaction until the information is public or no longer material, (2) permit or assist anyone to engage in any Covered Transactions, or (3) recommend to any person transacting in any Company securities.
B.    No Disclosure of Material, Non-Public Information. A Covered Person may not disclose material, non-public information about the Company unless, and only to the extent, strictly necessary to accomplish a valid business purpose.
C.    Transaction Clearance Procedure for Insiders. In addition to the prohibitions set forth under Sections III.A and B above, a Company director or “officer,” as defined per Rule 16a-1(f) (along with any director, a “Reporting Person”), under the Securities Exchange Act of 1934, as amended (“Exchange Act”)), or any employee so designated by the Chairman of the Board of Directors (or the Lead Independent Director if the Chairman is not independent), the principal executive officer or the principal legal officer (each such designated individual and each Reporting Person, an “Insider”) may engage in a Covered Transaction only in accordance with the following:
1.Transaction Clearance. An Insider must request and obtain clearance to engage in a Covered Transaction from (a) the Company’s principal legal officer or Corporate Secretary, and (b) if the Insider is subject to a stock ownership requirement, the Company’s principal human resources officer and principal executive officer. In making a request, the Insider is deemed to represent they are not then aware of any material, non-public information about the Company. Each clearance described under clause (a) above will be valid for no more than two (2) business days after the day granted and may be earlier revoked.
2.Rule 10b5-1 Plans. At a time when a Section III.D trading blackout is not in effect (a “Window Period”), and an Insider is not aware of any material, non-public information about the Company, the Insider may, subject to obtaining the applicable Section III.C.1 clearance(s), enter into a binding commitment to engage in Covered Transactions pursuant to a written plan complying with SEC Rule 10b5-1 under the Exchange Act (a “Rule 10b5-1 Plan”). Transactions made in compliance with an approved Rule 10b5-1 Plan do not subsequently require Section III.C.1 clearances. Rule 10b5-1 Plans will be made publicly available to the extent required by applicable law.
At this Policy’s adoption date, the Company understands each Rule 10b5-1 Plan must (a) either specify the timing, pricing and amount of Company securities transactions in advance, or delegate discretion on these items to an independent third party; (b) for Reporting Persons, not commence any transactions thereunder prior to the later of (i) ninety (90) days after adoption or modification5 and (ii) two (2) business days following the date the periodic report is filed with the SEC disclosin
5    A “modification” occurs when the amount, price or timing for transactions under a Rule 10b5-1 Plan are changed.

g the Company’s financial results for the fiscal quarter of adoption or modification; provided the maximum delay period will be one hundred twenty (120) days after the Rule 10b5-1 Plan adoption or modification; or (c) for employees who are not Reporting Persons, not commence any transactions thereunder prior to thirty (30) days after adoption or modification. A Covered Person may not have overlapping Rule 10b5-1 Plans (subject to an exception the principal legal officer or Corporate Secretary approves) and may have only one single-trade Rule 10b5-1 Plan during any twelve (12)-month period. Reporting Persons must include in a Rule 10b5-1 Plan a representation certifying they are (x) not aware of any material nonpublic information; and (y) adopting the plan in good faith and not as part of a plan or scheme to evade the prohibitions in SEC Rule 10b-5. If there is an inconsistency with the provisions in the foregoing paragraph and applicable law or regulation, the applicable law or regulation controls. An Insider considering a Rule 10b5-1 Plan must consult with the Company’s principal legal officer or Corporate Secretary, and is encouraged to consult with private counsel.
D.    Blackout Periods. Insiders are subject to the following trading restrictions:
1.Earnings Blackout Periods. Except pursuant to an approved Rule 10b5-1 Plan, Insiders and the Company may not engage in Covered Transactions during the period beginning when market trading on the NYSE closes on the 15th calendar day before each fiscal quarter-end and ending when market trading on the NYSE closes on the first complete trading day (including any holiday-shortened session as the NYSE may set) after the Company has filed with the SEC the applicable periodic report for that fiscal quarter (i.e., a Quarterly Report on Form 10-Q for a first, second or third fiscal quarter; an Annual Report on Form 10-K for a fourth fiscal quarter).
2.Other Blackout Periods. At any time, the principal executive officer or the principal legal officer may determine a blackout period should be established in consideration of a material event(s) or condition(s). Such blackout periods may be for any period, as to the Company, any Insider(s) and/or other Covered Person(s) or on any or all Covered Transactions. Covered Persons informed a blackout applies to them must keep the information in strict confidence.
3. 401(k) Plan Blackout Periods. The Company and Reporting Persons cannot engage in Covered Transactions when Company 401(k) plan participants are prohibited from trading, except pursuant to an approved Rule 10b5-1 Plan.
4.Other Trading Restrictions. From time to time, outside of any trading blackout period described in Sections III.D.1-3, the Company may establish trading standards or guidelines it believes are appropriate, even if not required by applicable law or regulation, which may involve or have the effect of restricting certain Covered Persons from engaging in a Covered Transaction(s), whether in whole or in part and/or of a certain type, in each case at or for a certain time. Such standards or guidelines may be adopted, revised, paused, revived or canceled at any time in the Company’s sole discretion and need not be consistent in terms or scope from period to period or instance to instance.
E.    Prohibition on Deferred Compensation Holdings. A Reporting Person cannot contribute to a Company 401(k) or other deferred compensation plan investment option primarily holding Company securities. Holdings established before a person is a Reporting Person may be maintained (but not increased) if the principal legal officer or principal human resources officer approve.
F.    Prohibition on Puts, Calls, Hedges, Short Sales and Pledging. Covered Persons are prohibited from (1) purchasing puts or calls on, or purchasing any other financial instruments that are designed to hedge or offset decreases in the value of, Company securities, (2) engaging in short sales of Company securities (i.e., sales of securities that are not then owned), and (3) holding Company securities in a margin account or otherwise pledging Company securities as collateral for any loan.
IV.    Section 16 Requirements.
A.    Section 16 Reporting. Each Reporting Person is personally responsible for the timely filing of Forms 3, 4 and 5 with the SEC as required under Section 16(a) of the Exchange Act. A Reporting Person may request Company assistance with the filing of such Forms; provided the Company, the Corporate Secretary or any other Company officer, director or employee is not responsible in any manner if a Reporting Person fails to fully comply with the following requirements of this Section IV.A:
1.Initial Reporting. No later than five (5) days following their designation as a Reporting Person, provide the Corporate Secretary with an initial statement disclosing their direct and indirect (e.g., via a personal trust) Company securities holdings, including restricted and unrestricted shares and stock options.
2.Transaction Reports. No later than twenty-four (24) hours after engaging in a Covered Transaction, provide the Corporate Secretary with a statement disclosing any changes in Company securities holdings. This obligation continues for six (6) months after ceasing to be a Reporting Person as to any transaction occurring within such six (6)-month period.
3.Annual Reconciliation. Within two (2) weeks of the Corporate Secretary’s request, an annual reconciliation of the Reporting Person’s Company securities holdings, addressing any discrepancies between the Reporting Person’s and the Corporate Secretary’s records.
B.    Section 16 Liability. Covered Persons are advised they may be subject to liability for any profit realized from any purchase and sale, or any sale and purchase, of Company securities within a period of less than six (6) months.
V.    Company Stock and Public Debt Repurchases.
A.    Securities law restrictions apply to Company repurchases of its securities. Accordingly:
1.Company open market common stock repurchases will be made under the Board of Directors’ authorization and in consideration of Rule 10b-18 under the Exchange Act. The Section III.D blackout periods apply to Company open market common stock repurchases.
2.Company open market repurchases of securities other than common stock will be made only with a Section III.C.1(a) clearance, under a Rule 10b5-1 Plan, upon maturity or pursuant to a mandatory redemption. Depending on the facts and circumstances, the Company may determine to apply Section III.D blackout periods to Company public debt or other security repurchases.

3.Company security repurchases by other means (e.g., by privately negotiated transaction, tender offer, redemptions of a debt series prior to maturity, through a debtholder consent solicitation, or otherwise) will be handled on a case-by-case basis in consultation with the principal legal officer and/or other Company legal counsel.
VI.    Authority to Grant Exemptions.
The Audit and Compliance Committee, or other designated committee, of the Board of Directors is authorized to exempt from this Policy types of transactions or particular trades if the committee, in consultation with the principal legal officer or other legal counsel to the Company or to the committee, has determined the transaction(s) or trade(s) either (1) would be exempt under applicable law and regulations or (2) present an insubstantial potential abuse of inside information and would not violate applicable law. The principal legal officer or the Corporate Secretary is then authorized to grant any such exemption.
VII.    Penalties for Noncompliance.
            Failure to comply with this Policy is grounds for Company disciplinary action, up to and including termination of service for employees, regardless of whether such failure violates the law or results in any criminal or civil penalty. In addition, penalties for insider trading and tipping violations include imprisonment and criminal and civil fines, and an individual may be barred from serving as an officer or director of any public company.